UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

                       RJR Nabisco Holdings Corp.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                                74960K876
                             (CUSIP Number)

                           Marc Weitzen, Esq.
              Gordon Altman Butowsky Weitzen Shalov & Wein
                    114 West 47th Street, 20th Floor
                        New York, New York 10036
                             (212) 626-0800

      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                            November 1, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No. 74960K876                                  Page __ of __ Pages


1     NAME OF REPORTING PERSON
            Thomas Rattigan

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) /X/
                                                                  (b) //

3     SEC USE ONLY

4     SOURCE OF FUNDS*
            PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                  //

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

      7     SOLE VOTING POWER
                  1,000

      8     SHARED VOTING POWER
                  0

      9     SOLE DISPOSITIVE POWER
                  1,000

      10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                  1,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

            //


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Less than one-tenth (1/10) of one percent

14    TYPE OF REPORTING PERSON*
                  IN

                              SCHEDULE 13D



Item 1.  Security and Issuer

            The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on August 22, 1996, by High River Limited Partnership, a Delaware Limited Partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Barberry Corp., a Delaware corporation ("Barberry"), American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("API") and Carl C. Icahn ("Icahn"), a citizen of the United States of America, and amended on October 25, 1996, to, among other things, add Meadow Walk Limited Partnership, a Delaware limited partnership ("Meadow Walk") as an additional registrant (collectively, the "Icahn Registrants"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statements on Schedule 13D.


Item 2.  Identity and Background

            Item 2 is amended to add the following:

            In addition to High River, Riverdale, Barberry, AREH, AREP, API, Icahn and Meadow Walk, this statement is being filed on behalf of Thomas Rattigan ("Rattigan"), an individual who is a citizen of the United States of America. Rattigan's principal business address is P.O. Box 9346, Longboat Key, Florida, 34228-9346.

            High River, Riverdale, Barberry, AREH, AREP, API,
Icahn, Meadow Walk and Rattigan (collectively, the
"Registrants") may be deemed to be a "group" within the meaning of Section 13(d)(3) promulgated under the Securities
Exchange Act of 1934, as amended (the "Act").

            Rattigan is primarily engaged as a consultant to High River.

            Rattigan has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

            Item 3 is amended to add the following:

            The aggregate purchase price of the 1,000 Shares purchased by the Registrants not previously reported on a
Schedule 13D by the Registrants was $28,875 (excluding commissions). The source of funding for the purchase of these Shares was personal funds of Rattigan.

            On November 1, 1996, Rattigan purchased 1,000 Shares for an aggregate purchase price of $28,875 (excluding commissions). Such Shares were purchased with Rattigan's personal funds.

Item 4.     Purpose of Transaction

            Item 4 is hereby amended to add the following:

      The Registrants have determined to support a slate of candidates for election as directors of Issuer at Issuer's
1997 Annual Meeting of Stockholders (the "1997 Annual
Meeting").

      On the morning of November 4, 1996, Mr. Icahn delivered the following letter, a copy of which is attached hereto as
Exhibit 2 and incorporated in its entirety herein by reference, to Steven Goldstone, Chairman, Chief Executive
Officer and President of Issuer:

      Dear Steven:

      You stated on October 9th to USA TODAY, "We still don't believe the timing is right for a Nabisco spin off."
      When will the timing be right? You argued in the recent proxy fight that the tobacco industry would win a solid string of victories after which a spin-off would take place. You also stated that you were going to make many needed changes at the company which would enhance shareholder value. Since these promises, the industry lost the Carter case in Florida, RJR has constantly lost market share to Philip Morris and RJR stock has decreased by over 20 percent.

      Something must be done! For starters, Nabisco must be spun off immediately. The company insists on delaying the spin-off, stating that a spin-off done at this time will be enjoined. However, this excuse is completely without merit. It is doubtful the plaintiffs will even move for an injunction; and, if they do, there is very little chance that they should win.<F1> As you have stated in your public filings, even you believe "that the ultimate outcome of all pending litigation matters should not have a material adverse effect on the financial position of either RJRN Holdings or RJRN." The public filings do not even say that it would have a material adverse affect on RJR Tobacco. Therefore, plaintiffs should not be able to prove an essential element of an injunction claim, i.e., irreparable harm.

      You stated recently in the NEW YORK TIMES "With or without Mr. Icahn, I still believe a spin-off is the right thing for the company at the right time." I submit to you that the right time is now. The shareholders have told you in a precatory resolution that they want a spin-off immediately.

      You have stated in your disclosure that shareholders are aware of all pertinent information concerning the spin-off and any risks inherent in effectuating one. Aware of the "so-called" risks, over 50% of the shareholders instructed you to spin-off Nabisco immediately. You have treated shareholders as kindergarten children incapable of making decisions for ourselves. It is incumbent upon your board to remember that they are employed by the shareholders and must respect their wishes on a matter of this magnitude. If they do not, it is not only insulting to the concept of corporate democracy but is also irresponsible, since it is so patently obvious that a spin-off should be done now.

      I can think of no reason for the board not doing the spin-off immediately, other than its concern for some distant chance of personal liability. If this is the reason, which I believe it is, the board is not only acting improperly, but in an unconscionable manner and in violation of its fiduciary duty. The board members should not put their personal interests ahead of the company. If your board members will not, because of their own self-interest, do what your shareholders wish and what is in the best interests of the company, then they should step aside for a slate willing to do so.

      Additionally, as your largest single shareholder, I am very concerned about the way the company is being managed. Not only has Reynolds Tobacco recently lost its most competent top executive, but, more importantly, it continues to lose market share to Phillip Morris. Phillip Morris' tobacco profit operating margins are an astounding 30% higher than RJR's.

      To rectify the problems discussed above, I contacted Tom
      Rattigan several weeks ago.  Tom Rattigan was the Chief
      Executive Officer of PepsiCo Bottling International, with a distinguished track record for turning around consumer products companies. "As President, he stopped losses and 'got the company back on track within a year,'said D. Wayne Calloway, chief executive officer of PepsiCo." "He's smart, he's a good strategist, he's a workaholic and he can make the decisions that need to be made" said Calloway.<F2> After leaving PepsiCo, he went to Commodore International, a failing computer company which he turned around as CEO. At Commodore, he "went to work with his characteristic drive and thoroughness, tackling simultaneously the triple problems of high costs, low sales and poor management controls."<F3> After his success at Commodore, Rattigan became CEO of bankrupt G. Heileman Brewing Company, which he turned around in several years, making hundreds of millions of dollars for its previously defunct equity holders. Marshall Smith, whom Rattigan succeeded as Chief executive of Commodore, said of Tom Rattigan that "he's widely regarded as one of the ablest top executives to have arisen in the consumer product sector since the mid-70's." Former PepsiCo, Inc. president Andrall
      Pearson said, "he's a man of action who gets things done, one of the best combinations of a thinker and a doer."<F4> As your largest single shareholder, I believe that RJR needs a chief executive officer of the caliber and with the experience and ability of Tom Rattigan. To this end, Tom Rattigan has agreed to head a slate of nominees whose platform will advocate:

            a) a prompt Nabisco spin-off;

            b) working toward a global settlement of tobacco litigation claims. I believe we all would like to have a global settlement. This slate will be much better able to negotiate a global settlement than the current board which has targeted and promoted teenage smoking even more than the competition. These actions and the ire they have caused will make it very difficult for the current board to negotiate a global settlement in the future;

            c) raising the annual dividend to $2.00 and maintaining it even after Nabisco is spun off.

   In addition to the above, Tom Rattigan as Chief Executive
   Officer, would use his considerable talents to "clean up"
   Reynolds Tobacco and thereby narrow the profit margin gap between it and Phillip Morris, as well as improve its lagging revenues, operating income and market share. Tom will also determine if 25% of shareholders wish to call a special meeting. If this is the case, shareholders will not have to wait until April to elect a new board which will effectuate the spin-off.

   It is important to note that, although I will pay the expense of the proxy fight, I will receive no benefit from it other than the one accruing to every other shareholder, namely seeing the value of my shareholdings increase. In order to prevent you from obfuscating the real issues with ad hominem attacks (as you did in the last proxy fight), I will not be on the board and I pledge not to enter into any agreements, mergers, or understandings of any kind with RJRN Holdings when and if the new slate takes control. Additionally, I want you to know that I have no contracts, agreements or understandings with any members of the slate of any kind whatsoever.<F5> None of these members are in my employ or get fees from me.<F6> The individuals on the slate are all highly respected and highly successful individuals and will all contribute to the success of Reynolds. They include an ex-deputy mayor of the City of New York, the former Chief Investment Officer of CALPERS, the current Executive Director of the National Conference of Public Employee Retirement Systems, an international business consultant who was a former senior executive and director of CPC International, a prominent educator who is a senior fellow at the Manhattan Institute Center for Educational Innovations, a general partner of Conistan Global Partners, the former president of Crane Co. and two prominent attorneys. They are all completely independent.

   Steve, to avoid a proxy fight, which I know we should all like to avoid, I respectfully ask that you and the Board act swiftly to do what shareholders wish and spin-off
   Nabisco immediately. Additionally, I would ask that you bring in someone of Tom Rattigan's caliber as Chief Executive Officer. I am certain such an undertaking would bring back RJR's market share, as well as narrow the significant tobacco profit margin gap with Phillip Morris. In the alternative, I ask that you not stand in the way of a special meeting being called immediately if 25% of shareholders wish to call it.

                                 Sincerely,

                                 /s/ Carl C. Icahn

                                 Carl C. Icahn

____________
[FN]
<F1> As you know, we have done a great deal of research on
this point which had led us to this conclusion. We thank you for your letter accepting our offer to share it with you. We intend to do so in the next two weeks and hope it will convince you to do the spin off now.

<F2> Philadelphia Inquirer dated August 25, 1987.

<F3> Philadelphia Inquirer dated August 25, 1987.

<F4> Press Release dated April 8, 1995 from Geltzer &
Company.

<F5> (except for the agreements with the nominees to
serve on the slate, which agreements are being filed with our 13D)

<F6> Jack Wasserman does serve as an independent director
of two companies which I control.




   As required by Issuer's by-laws, Icahn & Co., Inc., the record owner of Shares beneficially owned by High River, notified Issuer on November 4, 1996, that it intended to propose nominations of persons for election as directors at the 1997 Annual Meeting. A copy of the notification letter (the "Notification Letter") is attached hereto as Exhibit 3 and incorporated in its entirety herein by reference. The Notification Letter names 10 intended nominees and also names 2 alternate nominees who would be nominees if any of the intended nominees later became unable or unwilling to become a nominee, and the order in which such alternates would be chosen to be nominees. Finally, the notification letter provides Issuer with certain information required by Issuer's by-laws concerning the Registrants and their affiliates and concerning the nominees. The intended nominees were selected by Thomas Rattigan ("Rattigan"), himself an intended nominee, after consultation with the Icahn Registrants.

   On November 1, 1996, High River and Carl C. Icahn ("Icahn") entered into a consulting agreement with Rattigan (the "Consulting Agreement"), pursuant to which, among other things, Rattigan agreed to provide consulting services to High River and Icahn in respect of, and to direct, the proposed proxy contest, including the selection of the nominees for election to Issuer's Board of Directors (the "Rattigan Slate"). High River and Icahn agreed that they will (i) pay for the cost of conducting the proxy contest, and the Consulting Agreement contemplates that they would request reimbursement of such costs from Issuer if the Rattigan Slate is elected, (ii) vote, and cause their affiliates to vote, all Shares owned by them for the election of the Rattigan Slate, and (iii) not, through the date of the Annual Meeting, sell (or permit their affiliates to sell) any Shares owned by them, so long as Rattigan's services are not terminated prior to such date in accordance with the terms of the Consulting Agreement. In addition, pursuant to the Consulting Agreement, Rattigan agreed not to sell any Shares of Issuer which he owns, prior to the 1997 Annual Meeting. Pursuant to the Consulting Agreement, Rattigan will be paid by High River and/or Icahn the sum of $2 million, plus expenses, and will be entitled to receive approximately 5% of the profits or deemed profits of the Icahn Registrants from the sale or deemed sale of their Shares, including sales in violation of their agreement with Rattigan not to dispose of any Shares prior to the 1997 Annual Meeting (AREP, a public company controlled by Mr. Icahn, will not be required to pay any amount to Rattigan). The Consulting Agreement contains Rattigan's agreement that in the event that the Rattigan Slate constitutes a majority of the Board of Directors of Issuer immediately following the 1997 Annual Meeting, Rattigan will not seek to have Issuer issue to him, during the period from the date of the 1997 Annual Meeting through the second anniversary thereof, a compensation package which exceeds a base salary, with no bonuses permitted, of $2 million per annum, the right to obtain no more than 300,000 performance stock units on the same basis as those available to the current Chief Executive Officer and President of RJR, Steven Goldstone, on the date hereof and options to purchase not in excess of 500,000 Shares at a price of not less than $30 per share, 50% of which would be exercisable after one year from the Meeting date and 50% of which options would be exercisable after two years from the Meeting Date and which vest in Rattigan coextensively with their exercisability. The Consulting Agreement also contains certain provisions pursuant to which Rattigan is indemnified by High River and Icahn. The Consulting Agreement describes certain corporate actions which are intended by Rattigan to be taken by Issuer's Board of Directors in the event the Rattigan Slate is successfully elected. These intended actions, which are supported by the Icahn Registrants, which have agreed to vote all of the 19,929,800 Shares controlled by them in favor of the election of the members of the Rattigan Slate as directors of Issuer at the 1997 Annual Meeting, are (a) the replacement of the current Chief Executive Officer and Chairman of the Board of Issuer with Rattigan, (b) to seek to spinoff Nabisco Holdings Corp. ("Nabisco") to Issuer's stockholders, (c) to raise the current cash dividend paid to Issuer's stockholders to $2 per share and maintain it at that amount even after the spinoff,
(d) to work with members of the national administration, members of Congress, representatives of other tobacco companies and with attorneys representing plaintiffs in suits against tobacco companies, with a view toward achieving a overall legislative settlement of current and future tobacco litigation. In addition, it is intended that Issuer's new Board of Directors not adopt a shareholders' rights plan (commonly known as a poison pill) for either Issuer or
Nabisco.   A copy of the Consulting Agreement is attached
hereto as Exhibit 4 and incorporated in its entirety herein by reference.

   In furtherance of the proxy contest, High River has entered into agreements with intended nominees of the Rattigan Slate (the "Nominee Agreement") and with the alternate nominees (the "Alternate Agreement") named in the Notification Letter.
Forms of both the Nominee Agreement and the Alternate Agreement are attached hereto as Exhibits 5 and 6, respectively, and incorporated in their entirety herein by reference. Pursuant to the Nominee and Alternate Agreements, High River has agreed to pay nominees the sum of $25,000 upon execution thereof and an additional $25,000 in the event that they are not elected to the Board of Issuer. Pursuant to the Alternate Agreement, those persons who are designated as alternate nominees will receive $10,000 and, if they are nominated, they will have the same arrangement as the nominees. The Nominee Agreement and Alternate Agreement further contemplate that, if the Rattigan Slate is successfully elected, the non-employee directors who are members of the Rattigan Slate would seek to adopt a compensation package similar to that of the current directors of Issuer, except that the members of the Rattigan Slate would each receive no more than two year options to purchase 50,000 Shares at a price per share of no less than $30 and that for a period of two years they would not receive any annual grants of options.



Item 5.        Interest in Securities of the Issuer

               Item 5 is amended and restated as follows:

         (a) As of the close of business on November 1, 1996, the Registrants may be deemed to beneficially own in the aggregate 19,930,800 Shares representing approximately 7.4% of the Issuer's outstanding Shares (based upon the 269,922,924 Shares stated to be outstanding as of September 30, 1996, by the Issuer in the Issuer's 10-Q filing filed with the Securities and Exchange Commission.

         High River has sole voting power and sole dispositive power with regard to 13,964,300 Shares. Riverdale has shared voting power and shared dispositive power with regard to 13,964,300 Shares. Barberry has sole voting power and sole dispositive power with regard to 140,000 Shares and shared voting and dispositive power with regard to 2,703,800 Shares. Meadow Walk has sole voting power and sole dispositive power with regard to 2,703,800 Shares. AREH has sole voting power and sole dispositive power with regard to 3,121,700 Shares. Both AREP and API have shared voting power and shared dispositive power with regard to 3,121,700 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 19,929,800 Shares. Rattigan has sole voting and dispositive power with regard to 1,000 shares.

         The only transactions in the Shares by any of the Registrants effected since the last filing on Schedule 13D was a purchase by Rattigan of 1,000 Shares effected on November 1, 1996. The per Share price (excluding commissions) was 28.875.


Item 6.        Contracts, Arrangements, Understandings or
Relationship with Respect to Securities of the Issuer

               Item 6 is amended to add the following:

         On November 1, 1996, High River retained Georgeson & Company Inc. ("Georgeson") to solicit proxies on behalf of the Rattigan Slate. The agreement between High River and Georgeson (the "Georgeson Agreement") provides for a fixed fee and a success fee in the event that the Rattigan Slate is successful in electing its directors or withdraws its nominees because Issuer agrees to a spinoff of Nabisco and the spinoff is successfully completed within 9 months thereafter. In addition, the Georgeson Agreement provides for a per phone call charge and for reimbursement for expenses and indemnification of Georgeson. A copy of the Georgeson Agreement is attached hereto as Exhibit 7 hereof and incorporated in its entirety herein by reference.

         In addition, pursuant to the Consulting Agreement and as described more fully in Item 4 herein, High River, Icahn and Rattigan have agreed not to sell any Shares prior to the 1997 Annual Meeting. High River and Icahn also agree in the Consulting Agreement to vote all Shares of Icahn and affiliates toward the election of the Rattigan Slate.

         As described in Item 4 herein, High River entered into the Nominee Agreements with the following persons who are members of the Rattigan Slate: DeWitt Bowman, Ivan Burns, Seymour Fliegel, Paul Gibson, Keith Gollust, Robert Lawler, Carlos Resendez, Robert Slater and Jack Wasserman and entered into the Alternate Agreements with Harold First and Miles Bender who are designated as alternate members of the Rattigan Slate. Information concerning each of the nominees and the alternates is contained in Exhibit 3 hereto and the Annexes thereto.

Item 7.        Material to be Filed as Exhibits

 .  Joint Filing Agreement of the Registrants

 .  Icahn-Goldstone letter, dated as of November 4, 1996

 .  Notification Letter from Icahn and Co., Inc. to RJR, dated as of
   November 4, 1996

 .
Consulting Agreement between High River and Rattigan, dated as of November
1, 1996

 .  Form of Nominee Agreement

 .  Form of Alternate Agreement

 .  Agreement between High River and Georgeson, dated as of November 1, 1996

                                SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1996




RIVERDALE LLC

By:      /s/Carl C. Icahn
   Carl C. Icahn
Its:     Member


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC

Its:     General Partner

By:      /s/Carl C. Icahn
   Carl C. Icahn
Its:     Member


BARBERRY CORP.

By:      /s/ Carl C. Icahn
   Carl C. Icahn
Its:  Chairman of the Board


MEADOW WALK LIMITED PARTNERSHIP

By:  BARBERRY CORP.

Its: General Partner

By:      /s/ Carl C. Icahn
   Carl C. Icahn
Its:  Chairman of the Board


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Carl C. Icahn
   Carl C. Icahn
Its: Chairman of the Board



AMERICAN REAL ESTATE PARTNERS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:   /s/ Carl C. Icahn
    Carl C. Icahn
Its:  Chairman of the Board


AMERICAN REAL ESTATE HOLDINGS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:      /s/ Carl C. Icahn
   Carl C. Icahn
Its: Chairman of the Board

By:      /s/ Carl C. Icahn
   Carl C. Icahn

By:      /s/  Thomas Rattigan
   Thomas Rattigan


(Signature Page of Schedule 13D Amendment No. 2 with respect to RJR Nabisco Holdings Corp.)